Exhibit 99.1

EXECUTION VERSION

HOLLINGER INC.

11.875% Senior Secured Notes due 2011

Unconditionally Guaranteed by

RAVELSTON MANAGEMENT INC. and

504468 N.B. INC.

FIRST SUPPLEMENTAL INDENTURE

Dated as of September 30, 2004

________________________________________

WACHOVIA TRUST COMPANY, NATIONAL ASSOCIATION,

Trustee

THE RAVELSTON CORPORATION LIMITED

SUGRA LIMITED

_________________________________________

Supplement to Indenture dated as of March 10, 2003

FIRST SUPPLEMENTAL INDENTURE, dated as of September 30, 2004 (this "First Supplemental Indenture"), among HOLLINGER INC., a corporation incorporated under the Canada Business Corporation Act (the "Company"),     RAVELSTON MANAGEMENT INC., a corporation incorporated under the laws of the Province of Ontario, as guarantor ("RMI"), 504468 N.B. INC., an indirect wholly owned subsidiary of the Company organized under the laws of the Province of New Brunswick, as guarantor ("NBI" and, together with RMI, the "Note Guarantors"), THE      RAVELSTON CORPORATION LIMITED, a corporation incorporated under the laws of the Province of Ontario ("RCL"), SUGRA LIMITED, a wholly owned subsidiary of the Company organized under the laws of the Province of Ontario ("Sugra"), and     WACHOVIA TRUST COMPANY, NATIONAL ASSOCIATION, as trustee (the "Trustee"), to the Indenture, dated as of March 10, 2003, between the Company, the Note Guarantors, RCL, Sugra and the Trustee (the "Indenture").

RECITALS

WHEREAS, the Company, the Note Guarantors, RCL, Sugra and the Trustee have heretofore executed and delivered the Indenture, pursuant to which the Company has issued its 11.875% Senior Secured Notes due 2011 (the "Notes");

WHEREAS, the Company desires to amend certain provisions of the Indenture as hereinafter set forth;

WHEREAS, Section 9.02 of the Indenture provides that the Company,  each Note Guarantor and the Trustee may enter into a supplemental indenture with the written consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes affected by such supplemental indenture (the "Requisite Consents");

WHEREAS, the Requisite Consents have been delivered to the Company and the Trustee, and the Company has filed evidence of such Requisite Consents with the Trustee;

WHEREAS, the Company has duly authorized the execution and delivery of this First Supplemental Indenture;

WHEREAS, each of the Note Guarantors has duly authorized the execution and delivery of this First Supplemental Indenture;

WHEREAS, each of RCL and Sugra has duly authorized the execution and delivery of this First Supplemental Indenture; and

WHEREAS, all acts and things necessary have been done to make this First Supplemental Indenture a valid agreement of the Company, the Note Guarantors, RCL and Sugra, in accordance with its terms and the terms of the Indenture.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Definitions

For all purposes of this First Supplemental Indenture, except as otherwise stated herein, capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Indenture. Each reference to "herein", "hereof" and other words of similar import contained in the Indenture shall, after this First Supplemental Indenture becomes effective, refer to the Indenture as supplemented hereby.

ARTICLE II
Amendments

Section 2.01. Amendment of Section 1.01 of the Indenture.  (a) The definition of "Exchange Notes" in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

""Exchange Notes" means debt securities of the Company, substantially identical in all material respects to the Notes (except that the additional interest provisions and the transfer restrictions pertaining to the Notes will be modified or eliminated, as appropriate), to be issued pursuant to this Indenture, provided that if at any time the definition of "Exchange Notes" in Section 1 of the Registration Rights Agreement is amended or modified to permit the Exchange Notes to be issued pursuant to the New Notes Indenture, then this definition shall be deemed amended and modified to conform exactly to the definition of "Exchange Notes" in the Registration Rights Agreement."

(b)  The following clause is hereby added to the definition of "Permitted Indebtedness" in Section 1.01 of the Indenture:

"(xiv) Indebtedness of the Company and the Note Guarantors in an aggregate amount at any time outstanding not to exceed $15 million through the issuance of new secured notes (the "New Notes") substantially similar to the Notes pursuant to the New Notes Indenture, which indenture shall be substantially similar to this Indenture."

(c)  The following clause is hereby added to the definition of "Permitted Liens" in Section 1.01 of the Indenture:

"(xiv) Liens in favor of the holders of the New Notes (or in favor of the trustee or the collateral agent with respect to the New Notes for the benefit of the holders of the New Notes) granting such holders a security interest in the Senior Notes Collateral; provided, however, that the trustee and any collateral agent with respect to the New Notes shall have, concurrently with the execution and delivery of such New Notes Indenture, executed and delivered a New Notes Intercreditor Agreement; and provided; further, that unless and until the Company has obtained the requisite consents of Holders under Section 14.04(a)(vi) of this Indenture, any such security interest in the Senior Notes Collateral shall be second in priority to the Lien in favor of the Holders."

(d)  The definition of "Security Agreement" in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

"Security Agreement" means the Security Agreement dated the date hereof (attached as Exhibit G to this Indenture), as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof, between the Company, RMI, NBI and the Trustee and the Collateral Agent governing (i) the first priority security interest granted by RMI over the Services Agreements in favor of the Collateral Agent, (ii) the first priority pledge granted by the Company and NBI over the Pledged Share Collateral in favor of the Collateral Agent and (iii) the first priority security interest granted by the Company in the Support Agreement in favor of the Collateral Agent.

(e)  Section 1.01 of the Indenture is hereby amended to include the following new definitions:

""New Notes Indenture" means the indenture (including all exhibits and schedules hereto), as it may from time to time be supplemented or amended by one or more indentures supplemental thereto entered into pursuant to the applicable provisions thereof, in respect of the issuance of the New Notes."

""New Notes Intercreditor Agreement" means an intercreditor agreement among the Company, the Trustee, the Collateral Agent, the trustee and any collateral agent with respect to the New Notes, substantially in the form attached as Exhibit I to this Indenture; provided, however that any variations from Exhibit I, taken as a whole, shall not be materially less favorable to the Trustee, the Collateral Agent and the Holders than the terms and conditions reflected in Exhibit I."

""New Notes Security Agreement" means the security agreement, as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof, between the Company, RMI, NBI and HSBC Bank USA, National Association ("HSBC"), as trustee and collateral agent, governing (i) the second priority security interest granted by RMI over the Services Agreements in favor of HSBC, (ii) the second priority pledge granted by the Company and NBI over the Pledged Share Collateral in favor of the HSBC and (iii) the second priority security interest granted by the Company in the Support Agreement in favor of the HSBC."

Section 2.02.  Amendment of Section 1.17 of the Indenture. The second paragraph of Section 1.17 of the Indenture is hereby amended and restated in its entirety as follows:

"Each party agrees that any service of process or other legal summons in connection with any proceeding may be served on it by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, postage prepaid, addressed to the served party at its address as provided for in Section 1.06 hereof. Nothing in this Section shall affect the right of the parties to serve process in any other manner permitted by law. Each of the Company and the Note Guarantors has appointed Paul Healy at Hollinger International Inc., 712 Fifth Avenue; 18th Floor, New York, NY 10019, or such other person as may be designated from time to time by the Company and the Note Guarantors by written notice to the Trustee, as its authorized agent in New York City (the "Authorized Agent," which term, as used herein, includes any successor in such capacity) upon whom process may be served in any such action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby which may be instituted in any federal or state court in the State of New York by the Trustee or by any person who controls the Trustee."

Section 2.03. Amendment of Section 3.08 of the Indenture. Section 3.08 of the Indenture is hereby amended by adding the following to the beginning of Section 3.08:

"(i) The Company shall be permitted, without the consent of any Person, to direct the Trustee and the Collateral Agent by Company Order made not less than 15 days prior to any Interest Payment Date to apply up to $10.5 million, in the aggregate, of any Senior Notes Collateral consisting of cash, Cash Equivalents or readily marketable securities then being held by the Trustee and/or the Collateral Agent to the punctual payment of all or any portion of the interest due and payable on the Outstanding Notes on such Interest Payment Date and following receipt of such Company Order the Trustee shall cause the interest on the Notes which is payable on such Interest Payment Date to be punctually paid and duly provided for on such Interest Payment Date from such Senior Notes Collateral, to the extent provided in the Company Order and only to the extent that Senior Notes Collateral is sufficient therefor, to the Persons in whose name the Notes are registered at the close of business on the Regular Record Date for such interest payment in accordance with the terms of this Indenture.

(ii)       Upon obtaining consents from the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes, the Company shall be permitted to direct the Trustee and the Collateral Agent by Company Order made not less than 15 days prior to any Interest Payment Date to apply such amount, in the aggregate, in excess of and addition to the $10.5 million provided for in Section 3.08(i) as such Holders shall have consented to, of any Senior Notes Collateral consisting of cash, Cash Equivalents or readily marketable securities then being held by the Trustee and/or the Collateral Agent to the punctual payment of all or any portion of the interest due and payable on the Outstanding Notes on such Interest Payment Date and following receipt of such Company Order, the Trustee shall cause the interest on the Notes which is payable on such Interest Payment Date to be punctually paid and duly provided for on such Interest Payment Date from such Senior Notes Collateral, to the extent provided in the Company Order and only to the extent that Senior Notes Collateral is sufficient therefor, to the Persons in whose names that the Note are registered at the close of business on the Regular Record Date for such interest payment in accordance with the terms of this Indenture.

(iii)       If the requisite consents of Holders shall have been obtained as provided in Section 3.08(ii), the Company may direct the Trustee and the Collateral Agent as described in Section 3.08(ii) in respect of each Interest Payment Date thereafter, unless the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes shall have notified the Company and the Trustee in writing at least 30 days prior to any such subsequent Interest Payment Date, that such election is no longer available to the Company.

(iv)         For purposes of this Section 3.08, the Collateral Agent may sell any Senior Notes Collateral consisting of Cash Equivalents or readily marketable securities at market prices, in any manner that the Collateral Agent deems reasonable, in such amounts as the Collateral Agent deems required in order to make such payment of interest on the Notes. In no event shall the Trustee or the Collateral Agent be liable if the amount of Senior Notes Collateral is insufficient to pay interest on the Notes on any Interest Payment Date; any liability resulting from such insufficiency shall rest solely with the Company and the Note Guarantors."

Section 2.04. Amendment of Article V of the Indenture. A new section 5.17 is hereby added to Article V of the Indenture as follows:

"Section 5.17. Failure to File Reports. If there shall be a default in the performance of the Company's obligations pursuant to Section 10.17(b), then the Company shall pay to the Holders an amount equal to 0.50% of the principal amount of the Notes Outstanding as of December 31, 2005. Any such payment shall be made by the Company no later than January 9, 2006."

Section 2.05. Amendment of Section 5.01(c) of the Indenture. Section 5.01(c) of the Indenture is hereby amended and restated in its entirety to read as follows:

"(i) there shall be a default in the performance, or breach, of any covenant or agreement of the Company under this Indenture (other than a default in the performance, or breach of a covenant or agreement which is specifically dealt with in Section 5.01(a) or (b), in clauses (ii) or (iii) of this Section 5.01(c) or Section 5.17 (other than, solely with respect to Section 5.17, a default in making any payment required thereby)), and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail, (x) to the Company by the Trustee or (y) to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes; (ii) there shall be a default in the performance or breach of the provisions of Article VIII; or (iii) the Company shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of Section 10.14;"

Section 2.06. Amendment of Section 5.01(k) of the Indenture. Section 5.01(k) of the Indenture is hereby amended and restated in its entirety to read as follows:

"in any quarterly period after January 1, 2006, the Company fails to receive in cash a minimum aggregate amount of at least $3.055 million from (i) payments made by RMI during such quarter pursuant to the terms of the Support Agreement, (ii) any management fees paid by Hollinger International and its Subsidiaries directly to the Company or its Wholly Owned

Restricted Subsidiaries during such quarter, and (iii) the Net Dividend Amount, calculated on a quarterly basis, paid by Hollinger International on its Capital Stock held by the Company and its Wholly Owned Restricted Subsidiaries during such quarter (provided that with respect to any period that is less than a fiscal quarter, the minimum aggregate amount of $3.055 million shall be reduced pro rata by reference to the number of days in such period, calculated on the basis of a 360-day year of twelve 30-day months); or"

Section 2.07. Amendment of Article VI of the Indenture. A new Section 6.14 is hereby added to Article VI of the Indenture as follows:

"SECTION 6.14: Authorization to Enter Into First Priority Intercreditor Agreement. The Trustee shall be authorized and permitted to enter into the First Priority Intercreditor Agreement, dated as of September 30, 2004, among the Company, the Trustee and HSBC."

Section 2.08. Amendment of Section 7.04 of the Indenture. Section 7.04 of the Indenture is hereby amended and restated in its entirety to read as follows:

"SECTION 7.04. Reports by the Company. (a) The Company shall do the following:

(i) from and after January 1, 2006, file with the Trustee, in accordance with Section 10.17 hereof, and in any event within 30 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company is required to file with the Commission separately or together with the Note Guarantors pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of said Sections, then it shall (A) deliver to the Trustee annual audited financial statements of the Company and its Restricted Subsidiaries, prepared on a Consolidated basis in conformity with GAAP, within 120 days after the end of each fiscal year of the Company, and (B) file with the Trustee and the Commission, in accordance with, and so long as not prohibited by, the rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as maybe prescribed from time to time in such rules and regulations;

(ii)  file with the Trustee and the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this Indenture as is required from time to time by such rules and regulations (including such rules and regulations, if any,referred to in Trust Indenture Act Section 314(a)); and

 (iii)  transmit by mail to all Holders or any other persons entitled to receive a report pursuant to Trust Indenture Act Section 313(c), within 30 days after the filing thereof with the Trustee, in the manner and to the extent provided in Trust Indenture Act Section 313(c), such summaries of any information, documents and reports required to be filed by the Company pursuant to Section 10.17 hereunder and subsections (i) and (ii) of this Section as are required and not prohibited by rules and regulations prescribed from time to time by the Commission.

(b) For so long as the Company qualifies as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) (a "Foreign Private Issuer"), the Company may comply with the filing requirements of Section 7.04(a)(î) at the times, and in the manner, required of Foreign Private Issuers under the Exchange Act."

Section 2.09. Amendment of Section 10.13(b) of the Indenture. Section 10.13(b)(ii) of the Indenture is hereby amended and restated in its entirety to read as follows:

"(ii) second, to the extent of the balance of such Net Cash Proceeds after application, if any, in accordance with clause (i) above, to make an Offer to purchase Notes pursuant to and subject to the conditions set forth below (including, without limitation, the condition in Section 10.13(c) that the aggregate amount of Excess Proceeds equals or exceeds $5,000,000); provided, however, that if the Company elects (or is required by the terms of any Pari Passu Indebtedness), such Offer may be made ratably to purchase the Notes and any Pari Passu Indebtedness of the Company (any Net Cash Proceeds from Asset Sales (excluding any Deficiency resulting from an Offer made using Allocated Proceeds pursuant to clause (b)(i)(B)) that are not applied as provided in clause (i) above shall constitute "Excess Proceeds"); and"

Section 2.10. Amendment of Section 10.17 of the Indenture. Section 10.17 of the Indenture is hereby amended and restated in its entirety to read as follows:

"Provision of Financial Statements. (a) Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, from and after January 1, 2006, the Company and RMI will, to the extent permitted under the Exchange Act, file with, or furnish to, the Commission the annual reports and other documents that they are or would have been required to: file with, or furnish to, the Commission pursuant to such Section 13(a) or 15(d), including any information relating to the Company and RMI as may be required by Regulation S-X under the Exchange Act or by the Commission, if they were so subject, such documents to be filed with, or furnished to, the Commission on or prior to the respective dates by which they would have been required so to file, or to furnish, such documents if they are or were so subject (in each case, at the times, and in the manner, required of Foreign Private Issuers under the Exchange Act if the Company or RMI, as the case may be, qualifies as a Foreign Private Issuer) (the "Required Filing Dates"); provided that, RMI may satisfy its obligations under this paragraph through the inclusion in the Company's annual reports and other documents filed with or furnished to the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act (or the provisions of this Indenture) of such financial information of RMI as may be required to be contained therein by Regulation S-X under the Exchange Act. The Company will in any event, from and after January 1, 2006, (x) within 15 days of such Required Filing Date (i) transmit by mail to all Holders, as their names and addresses appear in the Note Register, without cost to such Holders and (ii) file with the Trustee copies of the annual reports and other documents which the Company would have been required to file with, or to furnish to, the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if it was subject to such Sections and (y) if filing or furnishing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any Holders at the Company's cost.

(b) On or prior to December 31, 2005, the Company will file with, or furnish to, the Commission and transmit by mail to the Trustee and all Holders an annual report on Form 20-F (or any other form available for the purpose) pursuant to the Exchange Act, including audited Consolidated financial statements for the fiscal years ended December 31, 2003 and December 31, 2004."

Section 2.11. Amendment of Section 10.23 of the Indenture. The introductory clause of Section 10.23 of the Indenture is hereby amended and restated in its entirety as follows:

"Except in connection with the New Notes, RMI shall not:"

Section 2.12. Amendment of Section 14.01 of the Indenture. The last paragraph of Section 14.01 of the Indenture is hereby amended and restated in its entirety to read as follows:

"The Senior Notes Collateral shall secure (i) the Indenture Obligations and the obligations under the Guarantees, and performance of all other obligations of the Company and Note Guarantors, up to the amount outstanding from time to time under the Notes and (ii) subject to the terms, conditions and limitations of the New Notes Security Agreement and the New Notes Intercreditor Agreement, the obligations of the Company and the Note Guarantors under the New Notes and the New Notes Indenture, up to the amount outstanding from time to time under the New Notes. The claims of Holders against the Senior Notes Collateral will be subject to the Intercreditor Agreement. The claims of the holders of New Notes against the Senior Notes Collateral will be subject to the New Notes Intercreditor Agreement. The Holders hereby authorize and direct the Trustee, or a Co-Trustee appointed by the Trustee, to enter into the Intercreditor Agreement and the New Notes Intercreditor Agreement on their behalf."

ARTICLE III
Miscellaneous

Section 3.01. Effectiveness; Termination. Upon the execution hereof by the parties hereto, the amendments to the Indenture set forth in Article II of this First Supplemental Indenture shall become effective, the Indenture shall be modified in accordance therewith, this First Supplemental Indenture shall form part of the Indenture for all purposes and every Holder of a Note heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the Indenture as modified by this Supplemental Indenture.

Section 3.02. GOVERNING LAW. THIS FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF).

Section 3.03. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 3.04. Successors and Assigns. All covenants and agreements in this First Supplemental Indenture by the Company, any Note Guarantor, RCL or Sugra shall bind its successors and assigns, whether so expressed or not.

Section 3.05. Conflicts. In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this First Supplemental Indenture, the terms and conditions of this First Supplemental Indenture shall prevail.

Section 3.06. Headings. The Article and Section headings in this First Supplemental Indenture are for convenience only and shall not affect the construction hereof.

Section 3.07. Separability Clause. In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.08. Benefits of First Supplemental Indenture. Nothing in this First Supplemental Indenture, express or implied, shall give to any Person (other than the parties hereto and their successors hereunder, any Paying Agent and the Holders) any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture.

Section 3.09. The Trustee. The recitals herein shall be taken as statements of the Company and the Note Guarantors and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture.

Section 3.10. Notice to Holders. The Company and the Note Guarantors shall notify the Holders of the effectiveness of this First Supplemental Indenture reasonably promptly after the date of such effectiveness.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the day and year first above written.

HOLLINGER INC.
By	/s/ Peter G. White
Name: Peter G. White
Title: Co-Chief Operating Officer

RAVELSTON MANAGEMENT INC., solely in its capacity as Note Guarantor
By	/s/ Peter G. White
Name: Peter G. White
Title: Executive Vice President

504468 N.B. INC., solely in its capacity as Note Guarantor
By	/s/ Peter G. White
Name: Peter G. White
Title: Executive Vice President

THE RAVELSTON CORPORATION LIMITED
By	/s/ Peter G. White
Name: Peter G. White
Title: Executive Vice President

SUGRA LIMITED
By	/s/ Peter G. White
Name: Peter G. White
Title: President

WACHOVIA TRUST COMPANY NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee
By	/s/ Steven A. Finklea
Name: Steven A. Finklea, CCTS
Title: Vice President

EXHIBIT I

FORM OF NEW NOTES INTERCREDITOR AGREEMENT